

March 24, 2015

Via E-mail
Mr. Steven J. Quinlan
Vice President and Chief Financial Officer
Neogen Corporation
620 Lesher Place
Lansing, Michigan 48912

  Re: Neogen Corporation
    Form 10-K for the Fiscal Year Ended May 31, 2014
    Filed July 30, 2014
    File No. 000-17988

Dear Mr. Quinlan:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1. We acknowledge the revenue recognition policy in your Summary of Significant Accounting Policies. However, we believe that this disclosure could be improved. Please tell us if you make any estimates of items that reduce gross revenue other than product returns e.g. chargebacks, customer rebates and other discounts and allowances. If so, please tell us the amounts of the estimates for each period presented. In addition, for your product returns and any other significant estimate, please provide us proposed disclosure to be included in future periodic reports to address the following or tell us why you do not believe this disclosure is warranted.
   - Nature and amount of each accrual at the balance sheet date

- The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of new products.
- To the extent that information you consider in the preceding bullet is quantifiable, disclose both quantitative and qualitative information and to what extent information is from external sources (e.g., third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date disaggregated by expiration period.
- If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
- Include a roll forward of the liability for each estimate for each period presented showing the following:
  - Beginning balance,
  - Current provision related to sales made in current period,
  - Current provision related to sales made in prior periods,
  - Actual returns or credits in current period related to sales made in current period,
  - Actual returns or credits in current period related to sales made in prior periods, and
  - Ending balance.
- In your discussion of results of operations for period-to-period revenue comparisons, discuss the amount of and reason for fluctuations for each type of gross revenue reduction (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) and the effect that changes in your estimates of these items had on your revenues and operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant